Issuer Free Writing Prospectus

Filed by: AutoNation, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-284995

AUTONATION, INC.

$600,000,000 4.450% SENIOR NOTES DUE 2029

PRICING TERM SHEET

November 10, 2025

This term sheet to the preliminary prospectus supplement dated November 10, 2025 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	AutoNation, Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	4.450% Senior Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$600,000,000

Net Proceeds (after deducting the underwriting discount and before expenses):	$596,676,000

Maturity Date:	January 15, 2029

Interest Rate:	4.450%

Public Offering Price:	99.846% of the principal amount, plus accrued interest, if any, from November 14, 2025

Yield to Maturity:	4.499%

Benchmark Treasury:	3.500% due October 15, 2028

Spread to Benchmark Treasury:	+90 bps

Benchmark Treasury Price / Yield:	99-23 ¼ / 3.599%

Interest Payment Dates:	January 15 and July 15 of each year, commencing on July 15, 2026

Interest Payment Record Dates:	January 1 and July 1 of each year

Optional Redemption:	Make-whole call at any time prior to December 15, 2028 (one month prior to maturity) (the “Par Call Date”) at a discount rate of the applicable Treasury Rate plus 15 basis points; callable at 100% at any time on or after the Par Call Date; plus, in each case, accrued and unpaid interest to, but not including, the redemption date.

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the aggregate principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	November 10, 2025

Settlement Date:

November 14, 2025 (T+3)

It is expected that delivery of the Notes will be made against payment therefor on or about November 14, 2025, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Such purchasers should consult their own advisors.

CUSIP:	05329W AU6

ISIN:	US05329WAU62

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC Truist Securities, Inc. Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Senior Co-Manager:	TD Securities (USA) LLC

Co-Managers:	Santander US Capital Markets LLC Huntington Securities, Inc. R. Seelaus & Co., LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated November 10, 2025, that language or information is deemed modified accordingly as set forth above.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322 (email dg.prospectus_requests@bofa.com) or Mizuho Securities USA LLC at 1-866-271-7403 or Truist Securities, Inc. at 1-800-685-4786 (email TSIdocs@Truist.com) or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (email wfscustomerservice@wellsfargo.com).